UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

BLUE SQUARE – ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

    Contact:
    Blue Square-Israel Ltd.
    Elli Levinson-Sela
    General Counsel & Corporate Secretary
    Telephone: 972-3-9282670
    Fax: 972-3-9282498

    Email: ellils@bsi.co.il

Announcement of Bronfman-Alon: Alon buys Bronfman-Fisher Group's shares in Bronfman-Alon, the controlling shareholder of Blue Square.

ROSH HAAYIN, Israel, January 4, 2007 – Blue Square-Israel Ltd. (NYSE: BSI) (“Blue Square”) announced today that it has been informed by Bronfman-Alon Ltd., (“Bronfman-Alon”), that Alon Israel Oil Company Ltd. (“Alon”) and Bronfman Fisher Group (“Bronfman-Fisher”) have agreed that Bronfman-fisher shall sell to Alon all of its remaining holdings in Bronfman-Alon (the holder of approximately 75.45% of Blue Square’s outstanding shares) being 26.5% of the outstanding ordinary shares of Bronfman-Alon, for a consideration of $52.6 Million. The consideration is based on a company value which reflects an average market value for Blue Square (100%) of approximately $588 million dollars and reducing the liabilities of Bronfman-Alon and a dividend of $11.15 million to be paid by Bronfman-Alon to its shareholders.

The transaction is to be complete during January 2007. Following the closing of the transaction Alon will hold 100% of Bronfman-Alon.

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 175 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2005.